                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 --------------

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 16)

                               Giant Group, Ltd.
                               -----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  374503 1 10 0
                     --------------------------------------
                                 (CUSIP Number)

                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                       Fidelity National Financial, Inc.
                            17911 Von Karman Avenue
                           Irvine, California  92714
                              Tel. (714) 622-5000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                            Lawrence Lederman, Esq.
                        Milbank, Tweed, Hadley & McCloy
                           One Chase Manhattan Plaza
                           New York, New York  10005
                              Tel.  (212) 530-5000

                                  May 3, 1996
                                  -----------
            (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with the statement / /.


                              Page 1 of 7 Pages

                                 SCHEDULE 13D

CUSIP NO.:  374503 1 10 0

(1)   NAME OF REPORTING PERSON:

      Fidelity National Financial, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      IRS No. 86-0498599

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)        [ ]
      (b)        [ ]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS:  WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (7)  SOLE VOTING POWER:  0

      (8)  SHARED VOTING POWER:  0

      (9)  SOLE DISPOSITIVE POWER:  0

      (10) SHARED DISPOSITIVE POWER:  0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

(14)  TYPE OF REPORTING PERSON:  CO





                               Page 2 of 7 Pages

CUSIP NO.:  374503 1 10 0

(1)   NAME OF REPORTING PERSON:

      William P. Foley, II(1)

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      IRS No. ###-##-####

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)        [ ]
      (b)        [ ]

(3)   SEC USE ONLY


(4)   SOURCE OF FUNDS:  PF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (7)  SOLE VOTING POWER:  0

      (8)  SHARED VOTING POWER: 0

      (9)  SOLE DISPOSITIVE POWER:  0

      (10) SHARED DISPOSITIVE POWER: 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

(14)  TYPE OF REPORTING PERSON:  IN





- ---------------

(1) Mr. Foley owns 21.4% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

                               Page 3 of 7 Pages

           This Amendment No. 16 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 1995, as heretofore amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Giant Group, Ltd. (the "Common Stock"), a corporation having its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212 (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

           Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 of the Schedule 13D is hereby amended to add the following:

           On May 3, 1996, pursuant to the Stock Purchase and Standstill Agreement filed as Exhibit 99.19 to this Schedule 13D, Fidelity sold 705,489 shares of Common Stock to the Company for a purchase price of $8.625 per share. Accordingly, as of the close of business on May 3, 1996, Fidelity is the beneficial owner of 0 shares of Common Stock, which constitute in the aggregate 0%.

           Schedule II to the Schedule 13D, a copy of which is attached hereto and which Schedule is hereby incorporated by reference, has been amended to reflect any purchases or sales of shares of Common Stock by Fidelity since the filing of Amendment No. 15 to the Schedule 13D on April 29, 1996.

            On May 3, 1996, Fidelity ceased to be the beneficial owner of more than five percent of the Common Stock.





                               Page 4 of 7 Pages

                                  SIGNATURE



           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 1996
                                   FIDELITY NATIONAL FINANCIAL, INC.



                                   By: /s/ WILLIAM P. FOLEY, II
                                       --------------------------------
                                       Name:  William P. Foley, II
                                       Title: Chairman of the Board and
                                              Chief Executive Officer





                               Page 5 of 7 Pages

                                   SIGNATURE



           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 1996




                                   /s/ WILLIAM P. FOLEY, II
                                   ----------------------------
                                       William P. Foley, II





                               Page 6 of 7 Pages

                                                                     SCHEDULE II

                     Schedule of Transactions in the Shares
                     --------------------------------------


                           No. of Shares           No. of Shares   Price Per
             Date            Purchased                 Sold        Share(1)
             ----          -------------           -------------   ---------
FIDELITY:
- --------

            05/3/96                                   705,489        8.625

- --------------

(1)     Net of brokerage commissions.





                               Page 7 of 7 Pages